UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month November 2020

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item	Sequential Page Number

1. Other Relevant Information, dated November 9, 2020	3

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Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

Pursuant to the provisions of article 227 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. ("Grifols") hereby informs about the following

OTHER RELEVANT INFORMATION

Further to the Relevant Event published on 26 January 2018, Grifols informs that it has acquired, through its subsidiary Grifols Shared Services North America Inc., a 49% interest in the U.S. company Goetech LLC, doing business as MedKeeper ("MedKeeper") for the amount of US$ 60.2 million. In January 2018 Grifols already acquired a 51% interest in MedKeeper.

MedKeeper's core business is the development and distribution of web and mobile-based platforms for hospital pharmacies that improve quality standards, productivity in the processes, control systems and monitoring different preparations while increasing patient safety.

In Barcelona, on 9 November 2020

Ms. Núria Martín Barnés
Secretary to the Board of Directors

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  November 9, 2020

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